UNIVERSE PHARMACEUTICALS INC

March 10, 2021

Via Edgar

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Amendment No.3 to the Registration Statement on Form F-1
Filed February 24, 2021
File No. 333-248067

Dear Mr. Campbell:

This letter is in response to the letter dated March 2, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Universe Pharmaceuticals INC (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No.4 to the Registration Statement on Form F-1 (“Amendment No.4 to the Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors

Internal financial reporting controls..., page 26

1. Given that you lack accounting staff with appropriate knowledge of US GAAP, please tell us who prepared your US GAAP financial statements. In this regard, it does not appear that your planned remedial measures include a change in the US GAAP financial statement preparation function despite the material audit adjustments to your financial statements in 2018, 2019 and 2020.

Response: We respectfully advise the Staff that Beijing Huachuang Jiahe Information Consulting Co., Ltd. (“Huachuang Jiahe”), our financial advisor, assisted us in preparing our U.S. GAAP financial statements for the years ended September 30, 2020, 2019 and 2018. Specifically, Ms. Daisy Wang, a partner at Huachuang Jiahe, who has more than 10 years of experience in public accounting and financial reporting, worked with us closely in the process.

We respectfully advise the Staff that in order to improve our U.S. GAAP financial statement preparation function, we plan to take several remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. As of the date of this response letter, we have distributed U.S. GAAP study materials to and provided training sessions for our accounting and financial reporting personnel. In addition, we have been actively recruiting qualified accounting talents with U.S. GAAP and financial reporting experience and plan to hire two additional qualified talents in the coming months. We plan to fully implement these remedial measures by September 30, 2021.

In response to the Staff’s comment, we revised our disclosures on page 26 of Amendment No.4 to the Registration Statement.

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2. The risk factor narrative indicates that since 2018 you have failed to maintain effective internal controls which has precipitated material audit adjustments to your financial statements. Please clarify the heading to this risk factor so it is clear that the risk has already had a material adverse impact and is not hypothetical.

Response: In response to the Staff’s comment, we revised our disclosures on page 25 of Amendment No.4 to the Registration Statement.

3. In your August, November, and December filings, you stated that you planned to fully implement measures to remediate your material internal control weaknesses and deficiencies by December 31, 2020. Please disclose the specific reasons why you have now chosen to defer full implementation until December 31, 2021 -- which is 3 months after your September 30 fiscal year-end. The disclosure is necessary for readers to assess the likelihood that your planned remedial measures will be implemented as described.

Response: We respectfully advise the Staff that our management decided to defer full implementation of measures to remediate our material internal control weaknesses and deficiencies as we encountered several difficulties that delayed our implementation process. Our PRC operating subsidiaries are located in Ji’an, Jiangxi Province, and very few companies in this area have sought public listing on a U.S. exchange. Therefore, we were not able to identify qualified accounting candidates with relevant U.S. GAAP experience and expertise from this area. In addition, government-imposed travel restrictions in response to COVID-19 through most of 2020 made it more difficult and time-consuming for us to recruit qualified accounting candidates willing to relocate. A person traveling from a different city may be subject to a variety of restrictive measures, including proof of a negative COVID-19 test result, mandatory quarantine for 14 days upon arrival, and requirement that the person has not travelled to high risk areas recently. We also experienced similar difficulties as we searched for an outside consulting firm. Travel restrictions and protocols made it a lot more time-consuming for staff of outside consulting firm candidates, located in Shanghai, Guangzhou and Hong Kong, to visit our offices and factories. As a result, the implementation process took longer than we expected. Nevertheless, we are committed to fully adopt these measures by September 30, 2021.

In response to the Staff’s comment, we revised our disclosures on page 26 of Amendment No.4 to the Registration Statement.

4. Please expand your disclosure to identify the specific financial statement line items that were primarily impacted by the “material audit adjustments” i.e. cash, revenue, receivables, etc. This clarification is necessary for readers to understand which financial statement line items have been, and may continue to be, materially impacted by your internal control weaknesses and deficiencies.

Response: In connection with the audit of our financial statements for the year ended September 30, 2020, adjustments led to an increase in current assets of $443,709 due to deferred initial public offering costs in the same amount being capitalized, and a decrease in non-current assets of $153,540 due to adjustment of deferred tax assets and accumulated depreciation, resulting in an increase in total assets by $290,169. In addition, these adjustments led to (i) a decrease in total liabilities by $154,979 because of adjustment of accrued expenses, (ii) a decrease in general and administrative expense by $459,092, (iii) a decrease in selling expense by $9,246, (iv) a decrease in income tax provision by $10,184, and (v) an increase in net income by $468,338. These adjustments had a 1.0%, 1.9%, 4.6% and 6.2% impact on the Company’s consolidated total assets, total liabilities, pre-tax income and net income, respectively, and increased earnings per share by $0.03.

In response to the Staff’s comment, we revised our disclosures on page 26 of Amendment No.4 to the Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities, page 57

5. Given the material adverse impact on your operating cash flows, please revise your disclosure to fully explain why your net accounts receivable increased by approximately 69% whereas revenue decreased by 7.6%. The attribution to an “increase in credit sales” is vague. Absent a specific explanation, it is not clear whether your revenue recognition policies and procedures were consistently applied in the periods presented. In your expanded disclosure, please quantify the amounts of revenue recognized in the months of September 2020 and September 2019 so that the impact of any fluctuation in year-end sales transactions can be fully understood.

Response: The decrease in our total revenue from fiscal year 2019 to fiscal year 2020 was 7.6%, or $2.5 million, from approximately $33.2 million to approximately $30.7 million. Specifically, our revenue in the first half of fiscal 2020 decreased by approximately $2.6 million as compared to the same period of 2019, as a result of the negative impact of the COVID-19 outbreak on our operations. We temporarily closed our facilities for approximately one month from the beginning of February to March 2, 2020 and we experienced difficulty delivering our products to our customers on a timely basis during this period of time. When comparing the second half of fiscal 2020 to the same period of 2019, our revenue increased by approximately $0.1 million.

Our monthly revenue normally does not fluctuate significantly except under unusual circumstances, such as temporary suspension of our manufacturing activities for factory maintenance or due to the COVID-19 outbreak. In fiscal year 2020, since we closed our facilities for about one month in response to the COVID-19 outbreak, our revenue decreased by $2.5 million, or 7.6%, as compared to fiscal year 2019. After we resumed our business operation on March 2, 2020, our monthly revenue has remained relatively stable, ranging from $2.1 million per month to $2.8 million per month from April 2020 to September 2020, with average monthly revenue of approximately $2.38 million during this period of time as compared to monthly average revenue of approximately $2.32 million during the same period of 2019.

When comparing September 2020 to September 2019, our revenue increased by approximately $0.9 million from approximately $1.9 million in September 2019 to approximately $2.8 million in September 2020. In our prior filings, we disclosed that, in June 2019, due to a change in local government policy, the Jiangxi Food and Drug Administration (“Jiangxi FDA”) strengthened its monitoring of pharmaceutical companies in Jiangxi Province, where our factory is located. New policies provide that Good Manufacturing Practice Certificates (“GMP Certificates”), a certification that good manufacturing practices are being followed, are no longer issued by local FDA authorities, and that all pharmaceutical companies in Jiangxi Province shall apply for their GMP Certificates with the Jiangxi FDA at the provincial level. Pursuant to the new policies, in August and September 2019, we temporarily closed our manufacturing facilities for maintenance, and thoroughly cleaned and upgraded our machineries and equipment, in order to both meet the requirements for renewing our GMP Certificate and ensure the quality and safety of our products. As a result of this temporary closure of our manufacturing facilities, sales of our self-manufactured TCMD products decreased in September 2019, resulting in less revenue in September 2019 compared to that in September 2020.

Our gross accounts receivable increased by approximately 69%, or $4.6 million, from approximately $6.9 million as of September 30, 2019 to approximately $11.5 million as of September 30, 2020. As of September 30, 2020, 74.1% of our total accounts receivable aged below 3 months and were not past due. As of September 30, 2019, 59.1% of our total accounts receivable aged below 3 months and were not past due. We normally grant our customers a payment term of 90 days. However, in 2020, some of our pharmaceutical distributors, affected by the COVID-19 outbreak, delayed their payment by an additional 20 to 30 days. As of September 30, 2020, approximately $6.9 million in accounts receivable were from 299 pharmaceutical distributors, among which 33 pharmaceutical distributors delayed their payment of approximately $2.2 million by 20 to 30 days after such receivable became past due. In addition, some our distributors that are local hospitals and drugstore chains tend to require longer payment terms due to their longer payment processing procedures. As of September 30, 2020, approximately $4.6 million in accounts receivable were from 235 hospitals, clinic and drugstore chains distributors, among which 35 hospitals, clinics and drugstores delayed the payment of approximately $0.73 million after such receivable became past due. However, we believe that these distributors are unlikely to default because of our long-term business relationships with them and our belief that the collectability risk is low based on our historical experience and collection history with them. As of September 30, 2020, most of our outstanding accounts receivable aged below six months. Approximately 90.6%, or $10.4 million of our gross accounts receivable has been subsequently collected back as of the date of this response letter:

Accounts Receivable by aging bucket	Balance as of September 30, 2020	Subsequent collection	% of subsequent collection
Less than 3 months	$8,525,400	$7,586,581	89.0%
From 4 to 6 months	1,347,337	1,218,087	90.4%
From 7 to 9 months	967,020	955,422	98.8%
From 10 to 12 months	670,838	669,626	99.8%
Over 1 year	1,174	-	-
Total gross accounts receivable	11,511,769	10,429,716	90.6%
Allowance for doubtful accounts	(639,991)	-	-
Accounts Receivable, net	$10,871,778	$10,429,716	95.9%

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In response to the Staff’s comment, we revised our disclosures on pages 45, 55, 56 and 57 of Amendment No.4 to the Registration Statement.

Revenue Recognition, page 62

6. Please reconcile your disclosures here and on page F-12 that there are no sales returns or incentives with the disclosure on page 41 that such items are deducted from gross revenue.

Response: Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Therefore, our revenue recognition policy disclosure on page F-12 is accurate. However, in Amendment No.3 to the Registration Statement on Form F-1 filed with the Commission on February 24, 2021, we incorrectly disclosed that our revenue was net of sales return and sales incentive. In response to the Staff’s comment, we revised our disclosures on page 41 of Amendment No.4 to the Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Lai
Name:	Gang Lai
Title:	Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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